UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Lucila Rodríguez Jorge

Telefónica, S.A.

Gran Vía 28

28013 Madrid, Spain

Tel: +34 91 584 0607

Fax: +34 91 532 2290

With a copy to:

Joseph D. Ferraro, Esq.

Dewey & LeBoeuf

No. 1 Minster Court

Mincing Lane

London EC3R 7YL

United Kingdom

Tel: +44 20 7459 5000

Fax: +34 20 7459 5099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2007 and November 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Telefónica, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,157,172,623(1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,157,172,623(1) (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,172,623(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.6%(1)

14.	Type of Reporting Person (See Instructions) CO (2)
(1)

3,157,172,623 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 23.6% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 42.3% of Telco S.p.A..

(2)		Telefónica, S.A. is a company organized under the laws of the Kingdom of Spain.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D dated November 1, 2007, as subsequently amended (the “Schedule 13D”) filed by Telefónica S.A., a corporation organized under the laws of the Kingdom of Spain with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment Agreement (as defined below), “Generali”), Sintonia S.A., Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish based telecommunications operator (“Telefónica” and, together with the Italian Investors, the “Investors”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “Amendment Agreement”), the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”) prior to the purchase (the “Transaction”). On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.  The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority (“Anatel”) on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 6.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date. These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. Copies of the Co-Investment Agreement and the Amendment Agreement were previously filed on Schedule 13D as Exhibits 1 and 2, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended by the Amendment Agreement, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws. A copy of the Shareholders’ Agreement was previously filed on Schedule 13D as Exhibit 3.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia (“Telecom Shares”), or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the Amendment Agreement, the Investors acknowledged the content thereof through appropriate legal instruments and actions, within the time set forth therein. Therefore appropriate amendments to the agreements discussed below will be further agreed among the parties.

On November 19, 2007, the Investors entered into an Amendment to Shareholders Agreement and to Bylaws (the “Amendment to Shareholders Agreement”), to address the content of the Announcement and subsequently published on November 5th, 2007 as ANATEL’s Ato nº 68.276, of October 31, 2007 (the “Ato”), each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided in the Amendment to Shareholders Agreement. A copy of the Amendment to Shareholders Agreement is filed as Exhibit 12 hereto and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) is filed as Exhibit 13 hereto (such translation of the Telco By-laws amends and restates and therefore supersedes the prior version filed on Schedule 13D as Exhibit 10).

Separately, on November 6, 2007, pursuant to clause 8.5(a) of the Shareholders’ Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant to Telefónica an option to purchase Telecom Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement is filed as Exhibit 11 hereto.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement.  A copy of the Olimpia adherence letter is filed as Exhibit 14 hereto.

Items 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Call Option Agreement

The following summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 11 to this filing.

Pursuant to clause 8.5(a) of the Shareholders’ Agreement, Telco and Telefónica entered into the Option Agreement on November 6, 2007.  The Option Agreement provides that in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by a simple majority resolution as provided for by clause 1.2(bb) of the Shareholders’ Agreement and Telefónica is a dissenting party, then Telefónica shall have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Shares or the Olimpia Shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares.  For any transaction triggering the option that does not involve cash consideration, the price will be the equivalent cash value as agreed by Telco or Olimpia’s Directors, as applicable.  If there is no agreement, then the price will be determined by a first tier international investment bank, based on valuation principles generally accepted for transactions of a similar size and nature.  Telefónica’s call options with respect to the Telecom Shares and the Olimpia Shares are not exercisable (i) in the event of a merger between Telco and Olimpia, which may take place pursuant to clause 1.1(d)(A) of the Shareholders’ Agreement, (ii) in the event of any encumbrance or pledge without voting rights that may be required by lenders in connection with the refinancing of Telco or Olimpia, to the extent that the refinancing documents contain provisions (to be agreed and resolved beforehand by Telco’s board of directors with the majority provided for by clause 1.1(c) of the Shareholders’ Agreement) that reasonably protect the rights of Telefónica to acquire the Telecom Shares or the Olimpia Shares, as the case may be, in the event that enforcement of the encumberance or the pledge is triggered or (iii) as regards only the Telecom Shares, following a decision by Telco or Olimpia’s Board of Directors to tender the Telecom Shares in the context of a public tender offer, in which case Clause 28 of Telco’s by-laws shall apply.  The Option Agreement expires on April 28, 2010, the date of expiry of the Shareholders’ Agreement.

On November 15, 2007, Olimpia indicated that it adheres to and accepts all the terms and conditions of the Option Agreement.  Such acceptance was accepted by Telefónica and Telco.  See Exhibit 11 hereto.

The description of the Option Agreement in the Introduction to this Schedule 13D is incorporated herein by reference.

Amendment to Shareholders’ Agreement and to By-laws

The following summary of certain material provisions of the Amendment to Shareholders Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 12 to this filing and the full text of the Telco By-laws attached as Exhibit 13 to this filing.

Pursuant to the Amendment to Shareholders’ Agreement, the Investors acknowledged the content of the Ato and undertook to implement the content thereof through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided therein.  The Amendment to Shareholders’ Agreement provides, among other things, that with respect to Telecom Italia’s Brazilian telecommunication operations, while applicable regulatory restrictions and limitations exist: (i) Telefónica may not participate in nor vote or veto at certain shareholder meetings of Telco, Olimpia, Telecom Italia or any other company directly or indirectly controlled by Telecom Italia, that involve discussions or proposed resolutions relating to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia in the rendering of their telecommunication services in the Brazilian market (such matters, the “Brazilian Matters”); (ii) Telefónica will cause the persons designated by it as directors and officers (and members of other corporate bodies having equivalent duties) of Telco, Olimpia, Telecom Italia to not participate in nor vote or veto at meetings held by any such corporate bodies or at meetings of corporate bodies of any other company directly or indirectly controlled by Telecom Italia, at which there will be discussed or proposed resolutions regarding Brazilian Matters; (iii) Telefónica will not designate any directors or officers (or members of other corporate bodies having equivalent duties) of companies located in Brazil that are directly or indirectly controlled by Telecom Italia and that provide telecommunication services in the Brazilian market; and (iv) Telefónica will prohibit companies directly or indirectly controlled by it and that render telecommunication services in the Brazilian market from participating with companies indirectly or directly controlled by Telecom Italia, in, among other things, significant financing transactions, granting of guaranties or collaterals, the transfer of assets under terms or conditions or at prices different from market conditions and prices, the transfer of strategic technological know-how, the provision of telecommunication services or related services under more favorable or privileged conditions, operational agreements stipulating more favourable or privileged conditions, the common use of resources, the joint contracting of goods or services, the execution of legal instruments designed to permit the transfer or assignment of rights of first refusal with regard to reciprocal transfer of shares and the adoption of common trademark or marketing and advertising strategy.

Telefónica further agreed not to exercise direct or indirect control of any company directly or indirectly controlled by Telecom Italia in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force, even if Telefónica exercises the right to acquire shares of Telco, in the case of a unilateral withdrawal provoked by another shareholder of Telco.

Investors will instruct the members of Board of Directors of Telco and Olimpia appointed by each of them, as well as the members of the Board of Directors of Telecom Italia appointed by Telco and/or Olimpia to direct the preparers of the agendas for meetings of the boards of directors of Telco, Olimpia, Telecom Italia, and Telecom Italia International N.V. (“Telecom International”) or any other company located outside of Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector, to divide the topics into separate agendas.  One of the agendas will be for the meeting in which Telefónica’s participation of the board members that it designated in the respective company is allowed, and the other will for the meeting in which the participation of board members designated by Telefónica in such company is not allowed (such meeting, the “Prohibited Meeting”).  The Investors agreed to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within 30 days from the holding of the meetings of the boards of directors of Telco, Olimpia, Telecom Italia, Telecom International or any other company located outside Brazil directly or indirectly controlled by Telecom Italia but with investments in the Brazilian telecommunications sector, a copy of the agendas and of the minutes of the Prohibited Meetings, for delivery by them to the Brazilian telecommunications regulator within such term.

The Parties further agreed to amend the Telco By-laws to add the following provisions:

“ 5.1.1.    While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken.”

“16.3       As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors – or of any internal committee – regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A.”

The description of the Amendment to Shareholders Agreement in the Introduction to this 13D is incorporated herein by reference.

The Parties agreed that the above restrictions are to survive the expiration or termination of the Shareholders’ Agreement and/or any merger in which Telco is not the surviving entity.

Amended and Restated Telco By-laws

The following summary of certain amendments to the Telco By-Laws does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 13 hereto.

Pursuant to the Amendment to Shareholders Agreement, Telco amended and restated the Telco By-laws to incorporate provisions 5.1.1 and 16.3 as provided in the Amendment to Shareholders Agreement described above.  See “ ― Amendment to Shareholders Agreement and to Bylaws.”

The description of the Telco By-laws in the Introduction to this 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 11:	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.
	Exhibit 12:	Amendment to Shareholders Agreement and to By-laws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
	Exhibit 13:	Amended and Restated By-laws of Telco (unofficial English translation).
	Exhibit 14:	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007
Date
/s/ Ramiro Sánchez de Lerín
Signature
Ramiro Sánchez de Lerín General Counsel and Secretary to the Board of Directors
Name/Title

 EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*
99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*
99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*
99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*
99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*
99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.13	Amended and Restated By-laws of Telco (unofficial English translation).

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

* Previously filed.